ATTACHMENT A

March 21, 2005

Securities and Exchange Commission

Division of Corporation Finance

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Ultrapar Participações S.A.

Ladies and Gentlemen:

On behalf of Ultrapar Participações S.A. (the “Company”), a company incorporated under the laws of Brazil, we enclose herewith Amendment No. 2 to the Registration Statement on Form F-1, Registration No. 333-122496 for filing on EDGAR pursuant to the Securities Act of 1933, as amended, relating to a proposed offering of up to 6,146,901,164 of the Company’s preferred shares including preferred shares represented by American Depositary Shares. The ADSs are listed on the New York Stock Exchange under the symbol “UGP”.

The Registration Statement has been revised in response to the Staff’s comments. Attachment A to this letter reproduces the Staff’s March 10, 2005 comments, each of which is followed by the response.

This letter confirms that an oral request for acceleration of the effective date of the Registration Statement will be made in accordance with Rule 461 of the Act. The Company and the managing underwriters are aware of their obligations under the Act.

If you have any questions regarding this filing, please feel free to call the undersigned at (212) 450-4779.

Very truly yours,

/s/ Andrés V. Gil
Andrés V. Gil

cc:	Roberto Kutschat

Angela Pegas

André Covré

Sara Hanks

ATTACHMENT A

General

1.	We may have additional comments after you file all required exhibits and disclose all information other than that omitted in reliance on Rule 430A.

Response

We understand that you may have additional comments.

Cover Page

2.	We remind you that the prospectus cover page should contain only information required by Item 501 of Regulation S-K. Please revise the cover page to limit the amount of information. In this regard, you should refer briefly to the concurrent offering.

Response

We have revised the prospectus cover page to comply with the requirements of Item 501 of Regulation S-K in the context of a global offering.

3.	Please delete your reference to Sole Global Coordinator and Joint Bookrunner.

Response

We have deleted the reference to Sole Global Coordinator and Joint Bookrunner in response to the Staff’s comment.

Table of Contents, page i

4.	Please move the four paragraphs beneath the table of contents or incorporate those sections, to the extent material, in the summary. Also, please move the “Forward looking statements” and “Presentation of information” sections to a more appropriate part of the prospectus. The prospectus forepart should consist of only the cover page, summary and risk factors section.

Response

We have moved the “Forward Looking Statements” and “Presentation of Information” sections to follow “Risk Factors” in response to the Staff’s comment. We believe the information contained in the paragraphs beneath the table of contents is important for investors and relevant to the entire contents of the prospectus. We also respectfully submit that their content and placement is consistent with that in prospectuses of other Brazilian issuers recently reviewed by the Staff. See Votorantim Celulose e Papel (effective on or about December 11, 2003) and Braskem (effective on or about September 22, 2004).

Prospectus Summary, page 1

5.	Revise the first paragraph to clarify this summary provides highlights the “material” information regarding the offering.

Response

We have revised the first paragraph accordingly. Please see page 1 of the amended prospectus.

6.	The summary is intended to provide a brief overview of the key offering. Please revise to eliminate the “Our Strengths and “Our Strategy” sections since that information is more appropriately discussed in the complete business section. The summary is only intended to provide a brief snapshot of the offering. See Instruction to Item 503(a) of Regulation S-K.

Response

We respectfully submit that the Prospectus summary is intended to provide investors with important information where the length or complexity of the prospectus makes a summary useful. In this regard, Item 503(a) of Regulation S-K specifically envisions the inclusion of business or financial information. We believe this information is a key aspect of the offering and is consistent with that in other offerings, including offerings by Brazilian issuers. See Votorantim Celulose e Papel (effective on or about December 11, 2003) and Braskem (effective on or about September 22, 2004).

7.	Please avoid reliance on defined terms like those in the introductory paragraph to your summary. The meanings of the terms you use should be clear from context. If they are, you do not need the definitions. If they are not, you should revise to use terms that are clear. Please see Updated Staff Legal Bulletin No. 7 (June 7, 1999) sample comments 3 and 5.

Response

We have revised the document to remove the defined terms in response to the Staff’s comment.

8.	Revise your document to reference the consolidated EBITDA figure to the footnote (3) on page 10.

Response

We have revised the document to include a footnote reference to EBITDA in the table to the footnote (3) on page 10

9.	Revise your document to include a cross reference from the EBITDA by segment figures to the note in the financial statements where they are disclosed.

Response

We have revised the document to include a cross reference from the EBITDA segment figures to note 16 in our consolidated financial statements.

The Offering, page 6

10.	Briefly describe the limited voting rights of the holders of preferred shares and ADSs.

Response

We have revised the disclosure under “Voting rights” to describe the circumstance granting voting rights to holders of preferred shares and ADSs. We have also included a reference to “Description of capital stock – Preferred share rights” where the voting rights are more fully described.

Summary Financial Information, page 9

11.	We note your statement that EBITDA is widely used to approximate operating income. Please remove this statement. We note that there are frequently significant differences between operating income and EBITDA.

Response

We have removed the sentence stating that “EBITDA is a measure widely used to approximate operating income” in response to the Staff’s comment.

12.	It appears that the non-GAAP measure that you are presenting should be more appropriately titled “adjusted EBITDA” as the measure that you present excludes exchange gains and losses and certain other miscellaneous items.

Response

We have titled the measure we use “adjusted EBITDA.”

13.	Please provide us with a table that reconciles net income to EBITDA, identifying each individual expense item that you are excluding from net income to arrive at the adjusted EBITDA figure that you present. As you are presenting adjusted EBITDA as a performance measure, tell us in each instance why you believe that each adjustment is appropriate.

Response

The table reconciling net income to EBITDA is attached as Exhibit I hereto. As further discussed below in our answer to question 14, our securities regulator (the CVM) has published regulation for the disclosure of a Brazilian public company’s calculation of EBITDA. The reconciliation set forth in the document under “Summary financial information” and in note 16 to our financial statements follows this guideline. The main adjustments made to net income in order to arrive at EBITDA are the add-back of (i) net financial expenses, (ii) depreciation and amortization charges and (iii) income taxes (including social contribution on income and net of the benefit of tax holidays). We also adjust the following items: (i) add-back of losses that are not derived from the normal course of our operating activities (substantially the result of the sale of minority shareholdings and of obsolete equipment), (ii) deduction of non-recurring operating income, (iii) deduction of non-cash, non-operating income such as equity gains and (iv) add-back of minority interest, since minority shareholders are substantially entitled to fixed dividends, thereby not having a stake in the earnings of subsidiaries, and the Company effectively manages and is responsible for 100% of the operations of such subsidiaries. We believe these adjustments are appropriate because they eliminate items of income that are not derived from operations.

14.	You state that your non-GAAP measure is expressly permitted by your local standard setter. Please show us the guidance where the local standard setter permits the use of your non-GAAP measure in your home country jurisdiction. If the measure you use is not exactly the same as that permitted by the local standard setter, please revise your document to remove the statement.

Response

EBITDA has been widely used by listed companies in Brazil over the past several years. Disclosure of this measure is expressly permitted by the CVM pursuant to its Ofício-Circular CVM 01-2005, which establishes in item 1.9.7 the standard disclosure of EBITDA. We confirm that the calculation of EBITDA in the Company’s financial statements and in the registration statement is exactly the same as that permitted in Brazil. We are providing supplementally an English translation of item 1.9.7 of Ofício-Circular CVM 01-2005 as Exhibit II hereto.

15.	Revise footnote (3) on page 10 to provide the following additional disclosures:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business. We note your disclosures concerning your ability to raise cash, however, this implies that the measure is a liquidity measure. Disclose in more detail how this measure is related to operating performance;

•	the economic substance behind management’s decision to use this type of measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure. These limitations would be expected to include:

•	your business is fixed asset intensive and the measure removes the expense associated with utilization of fixed assets in your business;

•	you have significant amounts of debt and interest is a required cost of doing business under your current capital structure;

•	taxes are a required cost of doing business;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Response

In response to the Staff’s comment, we have revised footnote (3) of our selected financial data to include the following:

The inclusion of EBITDA information is to provide a measure of assessing our ability to generate cash from our operations. EBITDA is equal to operating income before financial items plus depreciation and amortization. In managing our business we rely on EBITDA as a means of assessing our operating performance and a portion of management’s compensation and employee profit sharing plan is linked to EBITDA performance. Because EBITDA excludes interest, income taxes, depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or effective tax rates, or levels of depreciation and amortization. Accordingly, we believe that this type of measurement is useful for comparing general operating performance from period to period and making certain related management decisions. We also calculate EBITDA in connection with covenants related to some of our financings. We believe that EBITDA enhances the understanding of our financial performance and our ability to satisfy principal and interest obligations with respect to our indebtedness as well as to fund capital expenditures and working capital requirements. EBITDA is not a measure of financial performance under U.S. GAAP or Brazilian GAAP. EBITDA should not be considered in isolation, or as a substitute for net income, as a measure of operating performance or as a substitute for cash flows from operations or as a measure of liquidity. The EBITDA presented herein relates to Brazilian GAAP, which is used in the primary financial statements included in this filing. This EBITDA calculation is expressly permitted by Brazilian regulators that establish the accounting principles generally accepted for use in such financial statements and is included in the financial statements published in Brazil.

Risk Factors, page 12

16.	We note your representation in the second paragraph that you believe the information in your prospectus is reliable, but you cannot guarantee that it is accurate. Please note that you are responsible for the entire content of the registration statement and cannot include language that can be interpreted as a disclaimer of the information contained in the filing. Please revise.

Response

We have removed the sentence that stated “We believe this information is reliable, but we cannot guarantee that it is accurate” in response to the Staff’s comment.

17.	Please note that risk factors should be set forth under headings that adequately describe the risk. Refer to Item 503 of Regulation S-K. Some of your risk factor headings simply state a fact and require investors to infer why that fact poses a risk. For instance we note “Petrobas is the only supplier of LPG in Brazil” on page 12 and “LPG competes with alternative sources of energy” on page 13. Revise each caption so it clearly identifies a risk that is particular to your company, industry or offering. The text following each caption should then demonstrate concretely how the risk would materially affect you, quantifying past effects wherever possible. See Updated Staff Legal Bulletin No. 7 sample comments 32, 33, 34, 36 and 37.

Response

We have revised the appropriate risk factor headings so that each caption identifies a risk that is particular to our company, industry or offering.

18.	Please revise your risk factors to eliminate language such as “we cannot assure you” and “we cannot guarantee.” For instance, we note the risk factor “LPG distributions in Brazil, including Ultragaz, do not have formal contracts . . . ” on page 12 and “The acquisition of Shell Gas is subject to Brazilian regulations . . .” on page 13. The real risk is the circumstances you describe, not your inability to give assurances.

Response

We have revised the risk factors in accordance with the Staff’s request.

19.	Many of your risk factors discuss generic points that could apply to any business similar to yours without addressing specifically what the risks are to your business and investors. Revise throughout this section to clarify what the risks are to your business and investors. You should revise many of your risk factors to provide enough information so investors can understand the magnitude of the risk. We note the following as a few examples:

Response

We have generally reviewed our risk factors in light of the Staff’s comments and have made revisions as appropriate. Below is a specific response for each of the examples listed by the Staff.

•	Government deregulation of LPG prices has caused refinery prices to fluctuate . . . page 12

Please describe how the price fluctuations caused by changes in regulation have specifically affected your financial performance.

Response

We have revised the risk factor to clarify that fluctuations in the refinery price of LPG may affect our costs of sales and services and that we generally attempt to compensate for such price fluctuations by increasing the price we charge to retail distributors and/or improving our operation efficiency. The effect of price on our net sales and consequently on our financial performance is discussed in “Management’s discussion and analysis of financial condition and results of operations.”

•	Petrobas is the only supplier of LPG in Brazil, page 12

Please quantify your reliance on the supply of LPG from Petrobras. Please disclose the total amount of revenues as a percentage that is derived from LPG sales. Please discuss what you would do if Petrobras could no longer supply you with LPG.

Response

We have revised the risk factor to clarify that Ultragaz, like all other LPG distributors in Brazil, relies exclusively on Petrobras for its supply of LPG and to state the percentage that Ultragaz contributes to our consolidated net sales and services.

•	Intense competition in the LPG distribution market may affect . . . , page 13

Please expand this risk factor to discuss in greater detail how intense competition will specifically affect you and your operating margins. Also, specify that you are a competitor with your major supplier of LPG in the distribution of the same product. We note your disclosure in the third full paragraph on page 55.

Response

We have expanded the risk factor to clarify that Petrobras is our supplier of LPG and how competition may affect our operating margins.

•	The reduction in import tariffs on petrochemical products can . . . , page 14

Please specify the portion of your final prices that are generally attributable to transportation and tariff rates. For instance, specify the current transportation and tariff rates.

Response

We have revised the risk factor to state the approximate current import duty imposed by the Brazilian government on petrochemical products. The reference to transportation costs paid by importers has been eliminated because they do not present a risk to the Company.

•	We may be adversely affected by the imposition and enforcement . . ., page 14

Please briefly describe the environmental laws and regulation that currently impact your company. Specify how changes in these laws and regulations could adversely affect you.

Response

We have revised the risk factor to describe the environmental laws and regulations that currently impact us and to specify how changes in these laws and regulations could adversely affect us.

•	The suspension, cancellation or non-renewal of certain federal . . ., page 15

Please quantify the federal tax benefits to which you are currently entitled.

Response

We have revised the risk factor to quantify the amount of tax exemptions received for the years ended December 31, 2004, 2003 and 2002.

LPG distributions in Brazil, including Ultragaz, do not have formal contracts . . ., page 12

20.	Please reference where more detailed information can be found in the prospectus describing the procedures for ordering and purchasing LPG from Petrobras. Also, if possible, please quantify the effect of the interruption in your supply of LPG in 1995 due to the 15-day strike.

Response

We have revised the disclosure to reference the section in the document describing the procedures for ordering and purchasing LPG from Petrobras. It is not possible to quantify the effect of the interruption in our supply of LPG in 1995. Although this interruption was significant in that it was for 15 days, it did not have a material affect on our results from operations.

The acquisition of Shell Gas is subject to Brazilian regulations and . . ., page 13

21.	Please describe the potential effects on you if you are unable to get approval of the Brazilian antitrust authorities for the acquisition.

Response

We supplementally inform the Staff that we believe that the likelihood that the acquisition will not be approved by Brazilian antitrust authorities is remote.

However, we have revised the risk factor to disclose that an unfavorable ruling would have a material adverse affect on the Company.

Ethylene, the principal raw material used in our petrochemical operations . . ., page 13

22.	Please specify whether you have any long-term contracts with your suppliers of Ethylene. Also, please quantify your reliance on revenue from the sale of your chemical and petrochemical products that require Ethylene.

Response

We have revised the risk factor to clarify that we have a long-term contract with one of our suppliers of ethylene. We have also revised the risk factor to quantify our reliance on revenue from the sale of our chemical and petrochemical products that require ethylene.

Use of Proceeds, page 21

23.	We note that you intend to use any proceeds raised by the underwriters’ exercise of the over-allotment option for general corporate purposes. Please specify, to the extent practicable, the specific uses that you anticipate. For example, we note that the new debt offering will be used to retire indebtedness. Would any amounts received from the potential exercise of the over-allotment option be used to retire indebtedness?

Response

We have revised the disclosure to more specifically describe how we anticipate using the proceeds if the over-allotment option is exercised.

Market Information, page 22

24.	In addition to the information in the table on page 22 listing the highest and lowest closing prices for your ADSs and preferred shares over the past several months, quarters, and years, please also provide the average daily trading volume for your ADSs and preferred stock on their respective stock exchanges for each of the periods listed.

Response

We have revised the disclosure to provide the average daily trading volume for the ADSs and preferred stock on their respective stock exchanges.

25.	Item 5 of Form 20-F requests that, if practicable, you should indicate what portion of your outstanding securities is held in the United States and the number of record holders thereof in the United States. Please provide that information in the “Market information” section of your filing.

Response

We have revised the disclosure to indicate the portion of our outstanding securities that is held in the United States and the number of record holders in the United States.

26.	The five year summary of dividends per share set forth on page 93 should be stated in both the currency in which your financial statements are denominated and United States currency based on the exchange rates at each respective payment date. Please provide that information here.

Response

We have revised the five year summary of dividends per share to state such dividends in both Brazilian reais and U.S. dollars based on the exchange rates at each respective payment date.

27.	Please update your disclosure to provide a recent exchange rate between Brazilian reais and U.S. dollars.

Response

We have revised the disclosure to provide a recent exchange rate.

Selected Consolidated Financial Information, page 28.

28.	Revise your disclosures to present the number of shares associated with your capital stock in accordance with local GAAP. Please refer to Item 3(A)(2) and Instruction 2 of Instructions to Item 3.A of Form 20-F.

Response

The number of shares associated with our capital stock under Brazilian GAAP is presented under the headings “number of common shares (in millions)” and “number of preferred shares (in millions)” in the selected consolidated financial information table.

29.

We note that you have provided your amounts of net income and earnings per share in accordance with U.S. GAAP. Please disclose all items that you have reconciled to U.S. GAAP in the notes to your financial statements such as stockholders equity. Please refer to Item 3(A)(2) and Instruction 2 of Instructions to Item 3.A of Form 20-F.

Response

In the notes to our financial statements, we have reconciled to U.S. GAAP net income, earnings per share, total assets, shareholder’s equity and depreciation and amortization. The net income and earnings per share information in U.S. GAAP is provided in the table on page 29 and the total assets and shareholders’ equity information in U.S. GAAP is provided together with other balance sheet information on page [30]. We have revised the disclosure to include depreciation and amortization numbers under U.S. GAAP on page [29].

Management’s Discussion and Analysis of Financial Condition and Results of Operations. page 31

30.	We note on page 32 under the “Inflation and Currency Fluctuations” section that inflation was 10%, 10.4%, and 25.3% in 2000, 2001, and 2002, respectively. Please discuss any material impact that inflation has had on your net sales and revenues and on income from continuing operations. See Item 5.A.2 of Form 20-F.

Response

We have revised the disclosure to discuss the effect that inflation has had on our financial condition and results of operations.

Results of Operations, page 35

31.	You discuss the business reasons for changes in the various line items of your statements of operations. However, in circumstances where there is more than one business reason for the change, you should quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, you indicate that Ultracargo’s cost of sales and services increased 10% to R$125.0 million in the year ended December 31, 2004 from R$ 113.9 million in 2003. This increase is a reflection of (i) increases in personnel costs due to annual collective wage agreements and expansion in the size of the workforce to meet the demands of new client and new operations, (ii) higher fuel prices, and (iii) increased nitrogen costs, used for cleaning storage tanks. While this information is helpful, you do not quantify the extent to which gross margin was affected by each of these reasons. Whenever possible, please quantify all line item changes with more than one business reason. Please refer to SEC Release No. 33-8350.

Response

We have revised the disclosure to quantify when possible the incremental impact of individual business reasons for the overall change in the line item.

Liquidity and Capital Resources, page 41

32.	You have indicated that your sources of liquidity are sufficient to satisfy current funding requirements. Please also discuss your liquidity on a long-term basis. See Item 5.B.1 of Form 20-F. We note that you intend to conduct a bond offering in the amount of R$300 million. In this section, you should discuss the reasons and timing for this proposed offering.

Response

We have supplemented the disclosure to include our liquidity on a long-term basis. We have also supplemented the disclosure to discuss the reasons and timing for the bond offering in the amount of R$ 300 million.

Tabular disclosures of contractual obligations. page 45

33.	Please revise your table of contractual liabilities to include the following:

•	Estimated interest payments on your debt;

•	Estimated payments under interest rate swap agreements; and

•	Planned funding of pension and other postretirement benefit obligations.

To the extent that the interest rates are variable and unknown, provide a reasonable estimate of those payments and disclose your assumptions in the notes to the table. One possible methodology is to apply the current applicable interest rate to determine the amount of future payments. Expected cash receipts under interest rate swaps should not be included. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements.

Response

We have revised the table of contractual liabilities to include estimated interest payments on our debt, estimated payments under interest rate swap agreements and planned funding of pension and other postretirement benefit obligations.

34.	Please tell us why the amounts of your long-term debt obligations reflected on your table of contractual obligations do not agree with the amounts of long-term debt on your balance sheet as of December 31, 2004 and provide us a reconciliation for such amounts.

Response

We have revised the captions used in the table of contractual obligations to coincide with those used in our financial statements.

Business, page 49

35.	Please provide support for your statements of leadership throughout this section. Also, provide support for the industry statistics you cite, such as the figures listed in the graph on page 62. We note a some examples:

•	“We are one of Brazil’s leading corporate groups,” page 49;

Response

The statement is derived from information in Exame magazine’s “Maiores e Melhores 2004” review.

•	“In the chemicals business . . . Oxiteno, is the sole producer of ethylene oxide . . .,” page 49;

Response

The statement is made based on information contained in “Ethylene Oxide & Glycol World Supply & Demand Report 2003/04” report, from PCI–Xylenes & Polyesters Ltd.

•	“We are the leader in LPG distribution in Brazil through Ultragaz . . .,” page 50;

Response

The statement is made based on data prepared by Sindigás, the Brazilian Association of LPG distributors.

•	“At present, Ultragaz is the leading company by sales volume in the Brazilian LPG market,” page 57;

Response

The statement is made based on data prepared by Sindigás, the Brazilian Association of LPG distributors.

•	“Ultragaz was the first Brazilian company to accept responsibility for the safety of its cylinders . . .,” page 63;

Response

We have eliminated the statement from our disclosure in response to the Staff’s comment.

•	“Oxiteno is the only Brazilian producer of ethylene oxide . . .,” page 65; and

Response

The statement is made based on information contained in “Ethylene Oxide & Glycol World Supply & Demand Report 2003/04” report, from PCI–Xylenes & Polyesters Ltd.

•	“It [Ultracargo] was the first company to install autotrack in trucks in . . .,” page 73.

Response

We have eliminated the statement from our disclosure in response to the Staff’s comment.

Oxiteno, page 65

36.	The chart you provide on page 66 is illegible. Please provide us a with a legible version of this chart.

Response

We have corrected the legibility of the chart on page 66.

Export Sales, page 68

37.	Please specify the countries in the Far East and those in the category described as other in your financial statements to which you make export sales

Response

We have revised the disclosure to specify those countries in the Far East to which we make export sales. Those countries represented by “other” in our financial statements include South Africa, Australia, Israel, New Zealand, Kenya and Saudi Arabia.

Customers, page 69

38.	Please identify the major European trading company for glycol which accounted for approximately 23% of international revenues in 2004.

Response

We have revised the disclosure to identify the major European trading company.

Competition. page 69

39.	Please identify the factors for which Oxiteno believes it has a competitive advantage

Response

We have revised the disclosure to identify the factors for which Oxiteno believes it has a competitive advantage.

Raw Materials, page 70

40.	Discuss fully the terms of the Braskem agreement, including the minimum purchase commitment.

Response

We have revised the document to describe the terms of the Braskem agreement.

Property, Plants and Equipment, page 75

41.	We note the charts specifying the total capacity of your various facilities. In order for investors to better understand the extent to which your facilities are being utilized, please indicate the current production rates.

Response

We have included disclosure regarding the current production rates.

Legal Proceedings, page 80

42.	Please provide additional information regarding the legal proceedings, including the name of the court or agency in which the proceedings are pending. We note the civil claims and tax matter discussed here.

Response

We have revised the disclosure regarding legal proceedings to include the courts in which the proceedings are pending.

Compensation, page 85

43.	We note that you have disclosed compensation on an aggregate basis. Please confirm, if true, that the disclosure is not required to be disclosed on an individual basis in your home country and is not otherwise publicly disclosed. See Item 6.B of Form 20-F.

Response

We hereby confirm that applicable Brazilian law and regulations do not require disclosure of compensation on an individual basis. We also confirm that such information is not otherwise publicly disclosed.

Principal and Selling Shareholders, page 89

44.	We note the “others” line in the table. The shares listed here do not seem to reflect accurately the shares listed under the individual members of the board and executive officers. Please clarify whether there are additional shares included in the “others” line besides those shares held by members of your board of directors and executive officers.

Response

We have revised the disclosure to clarify that the “others” line in the table is comprised of shareholders other than Ultra S.A. Participações, Parth Investments Company, Monteiro Aranha S.A., and Ultra DI Participações.

45.	Please specify the individuals who have voting or investment power over the shares listed in the table on page 89 for Ultra S.A. Participacoes and Monteiro Aranha S.A. and in the table on page 90 for the Christy Participacoes Ltda. With respect to the Ultra S .A. Participacoes shares, we note the table on page 90. Refer to Item 7.A.3 of Form 20-F.

Response

We have revised the disclosure to specify the individuals who have voting or investment power over Monteiro Aranha S.A. and Christy Participações Ltda.

Selling Shareholders, page 91

46.	Please tell us whether any selling stockholder a broker-dealer or an affiliate of a broker-dealer. We may have further comments.

Response

None of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer.

Distribution Policy and Dividends, page 92

47.	Please describe fully the legal requirements of each type of reserve and the percentage of net income allocable to each type of reserve as required by law or your organizational documents.

Response

We have revised the disclosure to describe the requirements of Brazilian corporate law and our bylaws for each type of reserve. We have also revised the disclosure to state the percentage of net income we are required to allocate to such reserve where applicable.

Description of Capital Stock, page 95

48.	Please revise the introductory paragraph of this section to clarify, if true, that the disclosure includes the material provisions concerning your preferred and common shares.

Response

We have revised the introductory paragraph to clarify that the disclosure includes the material provisions concerning our preferred and common shares.

Taxation, page 114

49.	We note that you intend to file opinions of counsel regarding the tax treatment of the preferred shares or ADSs. Please identify counsel in this disclosure. If counsel intends to provide a short-form tax opinion that confirms that the disclosure in the registration statement is counsel’s opinion, you should revise the disclosure in the registration statement to make clear that it is counsel’s opinion as opposed to a description or summary.

Response

We have revised the disclosure to identify our special tax counsel and to clarify that the discussion contains the opinion of such counsel with regards to the material Brazilian and United States federal income tax consequences of the transaction.

Underwriting, page 121

50.	Please identify any member of the underwriting syndicate or selling shareholders that will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us, or confirm that the procedures to be used have been reviewed without objection by the Office of Chief Counsel in the Division of Corporation Finance. We note the last sentence of your disclosure in the “Conditions To The Offering” section on page 123. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing.

Response

We understand that, as a courtesy to certain of their customers to whom a preliminary prospectus will be sent, UBS Securities LLC and UBS Financial Services Inc., a selected dealer affiliated with UBS Securities LLC, may distribute preliminary prospectuses electronically to certain of their customers. We understand that UBS will not accept indications of interest, offers to purchase or confirm sales electronically except for the indications of interest accepted by UBS through its DealKey (SM) System (described in the next paragraph). To the extent distributed electronically, the preliminary prospectus will be in Adobe PDF format. No preliminary prospectus will be sent until a preliminary prospectus meeting the requirements of the Securities Act of 1933 has been prepared and filed with the Commission.

UBS Securities LLC intends to make the preliminary prospectus available to certain of its customers through DealKey (SM), a section of UBS Securities LLC’s website. UBS Securities LLC will accept indications of interest from those certain customers through DealKey (SM) but will not accept offers to purchase or confirm sales through any of its websites in connection with the offering. The DealKey (SM) section is separate from UBS Securities LLC’s publicly available website as access to DealKey (SM) is password-protected. UBS Securities LLC customers may obtain password access to DealKey (SM) upon request. UBS Securities LLC currently limits access to DealKey (SM) in the United States to institutional customers that are “qualified institutional buyers” under Rule 144A. DealKey (SM) contains a listing of equity and equity-linked offerings, with each offering hyperlinked to an offering summary page.

The offering summary page will contain only Rule 134 information pertaining to the offering and a hyperlink to the preliminary prospectus. The preliminary prospectus will be in Adobe PDF format, and a link will be available on the page to download the required viewer. We have been informed by UBS Securities LLC that Ms. Kristin Schillinger, Esq. of the Securities and Exchange Commission has reviewed UBS Securities LLC’s Electronic offering procedures. UBS Securities LLC continues to employ the same procedures as those reviewed by Ms. Schillinger.

UBS Securities LLC has informed the Company that, in addition to distributing prospectuses electronically through DealKey (SM), it may send prospectuses via email as a courtesy to certain of its customers to whom it is concurrently sending a prospectus in hard copy.

Pactual Capital Corporation does not intend to use any forms of prospectus other than printed prospectuses and electronically distributed prospectuses that are printable in Adobe PDF format.

Neither the Company nor the selling shareholders that will engage in any electronic offer, sale or distribution of the shares.

Please note that the registration statement does contain disclosure that certain of the underwriters may distribute prospectuses electronically. See page [121] of the prospectus.

51.	Discuss whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with a copy of any written agreement. In addition, provide us with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response. We may have further comments.

Response

We understand that UBS Securities LLC plans to engage NetRoadshow, Inc. to host or access the preliminary prospectus on the Internet. The internet address of NetRoadshow, Inc. is “www.netroadshow.com”. UBS Securities LLC has entered into a Master Services Agreement with NetRoadshow, Inc., which is attached as Exhibit A. The only material that will appear on NetRoadshow, Inc.’s website in connection with the offering will be a copy of the preliminary prospectus and the road show. In accordance with the agreement, NetRoadshow, Inc. will make the road show available only to those investors who have been provided with a password from the underwriters. An investor who is given the password may access the road show during a one-day period and will not be able to download, copy or print any portion of the road show transmission other than the preliminary prospectus. In the agreement, NetRoadshow, Inc. agrees to comply with its obligations under the terms of the response of the Office of Chief Counsel, Division of Corporate Finance, Securities and Exchange Commission, dated July 30, 1997, with respect to road show transmissions for registered offerings, as amended or updated by other no-action letters relating to Internet road shows.

In addition, we understand that UBS Securities LLC intends to make the preliminary prospectus available to certain of its customers through DealKey (SM), a section of UBS Securities LLC’s website. The DealKey (SM) section is separate from UBS Securities LLC’s publicly available website as access to DealKey (SM) is password-protected. UBS Securities LLC customers may obtain password access to DealKey (SM) upon request, as described in more detail in the Company’s response to comment 50.

We understand that eligible customers of Pactual Capital Corporation will be able to access the preliminary prospectus through the facilities of NetRoadshow engaged by UBS. We understand that Pactual does not have any independent arrangements with a third party to host or access the preliminary prospectus on the Internet.

We do not have any arrangements with a third party to host or access the preliminary prospectus on the Internet.

52.	Please explain whether you plan to have a directed share program for employees and others. Refer to Item 9.B. of Form 20-F. If so, please supplementally tell us the mechanics of how and when these shares will be offered and sold to persons in the directed share program. For example, please explain for us how you will determine the prospective recipients of reserved shares. Tell us when and how they will indicate their interest in purchasing shares. Also, please tell us how and when the issuer and underwriters will contact the direct share investors, including the types of communications used. Will any electronic communications or procedures be used by the underwriter or company, such as e-mail? When will the shares and money be exchanged? When do purchasers become committed to purchase their shares? How and when will the number of shares offered be determined? Will the procedures for the directed share program differ from the procedures for the general offering to the public?

Response

We do not plan to have a directed share program for employees and others.

No Sales of Similar Securities, page 124

53.	Disclose the factors UBS Securities LLC will consider before consenting to a transaction prohibited by the lock-up agreement. Also, specify the “limited exceptions.”

Response

Although it has advised the Company that it has no intent or understanding to do so, UBS Securities LLC, in its sole discretion, may permit early release of the shares of the Company’s preferred shares subject to the descriptions detailed above prior to the expiration of the applicable lock-up period. UBS Securities LLC has advised the Company that, prior to granting an early release of the Company’s preferred shares, it would consider factors including need, market conditions, the performance of the Company’s preferred shares price, trading liquidity and other relevant considerations. UBS Securities LLC has advised the Company that it will not consider its own holdings as a factor in its decision to grant an early release from the provisions of such lock-up agreements.

UBS Securities LLC is not obligated to, and does not wish to create the impression that it will, grant any request for early termination or waiver of a lock-up agreement if certain facts or circumstances exist with respect to a particular request. UBS may very well deny any request for early termination or waiver of a lock-up agreement. Accordingly, the Company and UBS believe that it would be unusual and misleading to identify in advance in the prospectus the conditions that UBS would consider as a basis for granting an early termination or waiver of a lock-up agreement.

Validity of Securities, page 126

54.	Clarify the “certain matters” of U.S., New York and Brazilian law that will be passed upon by counsel.

Response

We have revised the disclosure to state that the validity of the preferred shares will be passed upon by counsel.

Statements of Changes in Shareholders Equity, page F-6

55.	Please include disclosure that reconciles the changes in the number of shares of common stock issued between years in the note that reconciles local GAAP to US. GAAP. Please similarly include a column for the changes in the number of shares held in treasury between years. See paragraph 10 of APB 12 and Rules 3-04 and 5-02 of Regulation S-X.

Response

In response to the Staff’s comment, we have expanded our disclosures to include changes in number of common and preferred shares and shares held in treasury between years presented in the financial statements. Please refer to note 25 V n) to the financial statements.

Note 4. Cash and Cash Equivalent, page F-12

56.	We note that a significant amount of your cash and cash equivalents is comprised of investments in securities. Tell us why you have not provided the disclosures required by SFAS 115 in your note that reconciles local and U.S. GAAP.

Response

Securities we invest in are substantially comprised of highly liquid certificates of deposit issued by Brazilian banks, which have daily liquidity and, therefore, have matching carrying and market values. Debt securities held by Oxiteno Overseas Co. are also highly liquid, have maturities of less than three months and are also marked to market. We believe that disclosure according SFAS 115 has been given, since note 3b) clarifies that maturities are less than one year and note 25 V f) states that book and market values of cash and cash equivalents, which include such securities, are equivalent.

We removed the reference to fixed income securities in our Note 4 to avoid any misunderstanding since the amount included in that line is related to certificates of deposit and to funds linked to certificates of deposit.

Note 19. Contingencies and Commitments. page F-23

57.	With regard to the lawsuits related to the 1996 explosion in Osasco, please clarify what is the meaning of the statement “As of December 31, 2004, the amount not covered by such insurance corresponds to R$36.7.” It appears that you are asserting that the likelihood of material additional liability from this incident is remote. If true, please confirm. Also, tell us whether you have accrued or paid any amounts related to this matter.

Response

We hereby confirm that the likelihood of material additional liability from this incident is remote. We have not paid or accrued any amounts related to this matter.

58.	Regarding the PIS/COFINS matter, your disclosures are not clear. Please tell us and revise your disclosures to address the following:

•	What is Law No. 9,718/98 and why is it important to this matter,

•	What is the ongoing questioning (i.e. who is doing the questioning and what is the impact on you of this questioning),

•	it appears that you have unpaid amounts accrued in your accounts related to the matter. Tell us whether there are additional amounts for which you may be liable. Tell us whether and when you plan to pay the unpaid amounts.

Response

In response to the Staff’s comment, we have revised our disclosure to reflect the following:

Law 9,718 increased the PIS and Cofins taxes on revenues, by, among other things, increasing taxation on sales by one percentage point and expanding the levy of these taxes to other sources of income, such as gross financial gains. The Company and its subsidiaries obtained preliminary injunctions to the application of these tax increases allowing the Company to pay the PIS and Cofins taxes without the increases of Law 9,718. In 2002, given that a number of cases related to the issue of tax increase on sales had been decided in favor of the Brazilian fiscal authorities, the Company and its subsidiaries opted to pay such increase and only continue to dispute the levy of PIS and Cofins on other sources of income. This dispute mainly affects subsidiaries Cia. Ultragaz S/A and Oxiteno S.A. – Indústria e Comércio. If the Company and its subsidiaries were to fail to win the dispute, the total maximum amount that would be paid is fully accrued in the Company’s consolidated balance sheet and amounts to R$ 33.7 million as of December 31, 2004 (R$ 30.5 million as of December 31, 2003).

59.	It is not clear what you are trying to say in the following disclosure, “The main tax discussions of the Company and its subsidiaries refer to taxation of PIS and COFINS and the taxation of income earned abroad.” Please tell us more details about these discussions and who is having the discussions.

Response

We believe the PIS/COFINS issue was addressed in our response to comment 58. The disclosure regarding the taxation of income earned abroad has been revised as follows:

The tax issue related to income earned abroad refers to the requirement, by the Brazilian fiscal authorities, that income earned by foreign subsidiaries should be taxed in Brazil, even if such income has not been made available to the Brazilian parent company. This issue principally affects subsidiary’s Oxiteno S.A. – Indústria e Comércio participation in the earnings of indirect subsidiary Oxiteno Overseas Co. The total maximum amount that could be paid regarding this issue is fully accrued in the Company’s consolidated balance sheet and amounts to R$ 30.5 million as of December 31, 2004 (R$ 26.6 million as of December 31, 2003).

60.	We note that Oxiteno S.A. has recorded a R$7.3 million accrual related to a value added tax. Tell us whether there is additional possible loss and whether a range of additional loss can be estimated.

Response

We advise the Staff that the amount of R$ 7.3 million recorded as accrual for the ICMS (value-added taxes) is the maximum exposure of the Company related to this contingency. There is no additional possible loss or range of losses related to this matter.

61.	We note your disclosure that “Legal counsel classified the risks of these proceedings as possible or remote and, therefore, no reserves for potential losses on these proceeding have been recorded.” Given that the term “possible or remote” could be used to describe all your proceedings, tell us why no reserves have been recorded.

Response

We are currently involved in certain legal and administrative proceedings that arise from our normal course of business as described in Note 19 to the consolidated financial statements. We believe that the extent to which these contingencies are recognized in our consolidated financial statements is adequate. It is our policy to accrue liabilities in regard to contingencies that can be reasonably estimated and could have a material adverse impact on the result of our operations or our financial condition, to the extent not covered by insurance, and which losses are probable to occur in the opinion of our legal advisors. We have not recorded any reserves, because these other proceedings do not present probable losses and have revised our disclosure to clarify this issue.

Note 25. Summary and Reconciliation of the Differences Between Accounting Practices Adopted in Brazil and Accounting Principles Generally Accepted in the United States of America (U.S. GAAP)

General

62.	Please disclose your aggregate transaction gain or loss recorded in your Consolidated Statements of Income for the three years ended December 31, 2004. Please refer to paragraphs 30 of SFAS 52.

Response

We have disclosed the aggregate transaction gain or loss recorded in the consolidated statements of income for the three years ended December 31, 2004 in Note 25 V o).

i) Accounting for derivative financial instruments, page F-36

63.	Please expand your disclosures to provide more detailed information as to the sources of the reconciling item. We note that the adjustments are relatively large in 2002 and 2003 and it is not clear from your disclosures elsewhere in the filing what derivative instruments were outstanding at each period end that resulted in the adjustment.

Response

In response to the Staff’s comment, we have expanded our disclosure related to derivative financial instruments in Note 25 I i) to the financial statements to provide more detailed information as to the sources of this reconciling item. Please refer to such note to the financial statements.

n) Operating income, page F-38

64.	Please expand the disclosures in this note to list out the material individual items that comprise the differences. Supplementally reconcile this disclosure to the items listed in Note 15 to the financial statements. We note that impairments recorded for fixed assets would normally be included as part of operating income under U.S. GAAP.

Response

In response to the Staff’s comment, we have expanded our disclosure related to operating income in Note 25 I n) to list all material items that comprise the amounts previously disclosed in this Note and reconciled this back to the caption “nonoperating income (expenses), net” reported under accounting practices adopted in Brazil.

V-Additional disclosures required by U.S. GAAP

a) Earnings per share, page F-42

65.	We note that you granted 14,000,000 restricted shares on October 4, 2004 and 104,000,000 restricted shares on December 17, 2003 to certain executives. Please tell us whether there are any circumstances under which these shares are subject to return. To the extent these shares are subject to return, please tell us your treatment of these shares in determining the number of shares outstanding used in your calculation of basic and diluted earnings per share. Refer to paragraph 10 of SFAS 128.

Response

The restricted shares granted to certain executives are subject to return to the Company only in the event of interruption of their professional relationship with the Company during the 10 year term beginning at the grant date of these shares. The executives have the right to receive and are receiving dividends, which are not subject to return to Company under any event, even if the professional relationship is interrupted in the future. Accordingly, the Company treated these shares as outstanding in determining the number of shares used in the calculation of basic and diluted earnings per share. Otherwise, the earnings per share would be higher than actually available for each class of stock, as these shares participate in the Company’s earnings.

g) Environmental Issues, page F-46

66.	Please revise your disclosures to provide costs related to recurring costs, capital expenditures and expenditures related to previously contaminated sites. See SAB Topic 5:Y question (3). Please supplementally provide us with a table that shows the amounts that you have accrued for each period presented and changes in the amount of accrued during each period.

Response

In response to the Staff’s comment, we have revised our financial statements to describe separately (a) recurring costs associated with managing hazardous substances and pollution in on-going operations, (b) capital expenditures to limit or monitor hazardous substances or pollutants, (c) mandated expenditures to remediate previously contaminated sites, and (d) other infrequent or non-recurring clean-up expenditures that can be anticipated but which are not required in the present circumstances. We have also included additional disclosure regarding environmental issues in note 25 V g) to the financial statements. Amounts accrued and paid for the years presented are: R$ 2.7 million, R$ 2.0 million and R$ 1.8 million for the years 2004, 2003 and 2002, respectively.

j) Statement of cash flows. page F-47

67.

On page 44, you disclose that you exchanged assets of R$ 7.9 million. It appears that this non-cash transaction has impacted your statements of cashflows for the year ended December 31, 2003 as a use of cash in additions to property plant, and equipment offset by a source of cash in proceeds from sales of property, plant and equipment. Please revise your statements of cash flows to remove the impact of this type of non-cash transaction or tell us why you believe the current presentation is appropriate.

Response

In response to the Staff’s comment, we have revised our statement of cash flows for the year ended December 31, 2003 to remove the impact of the non-cash transaction in the amount of R$7.9 disclosed in our F-1. We advise the Staff that this transaction did not affect the amount reported of “net cash used in investing activities”.

68.	Please report the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents. Refer to paragraph 25 of SFAS 95.

Response

In response to the Staff’s comment, we have revised our statement of cash flows for all the years presented and adjusted our F-1 accordingly.

j) Segment information, page F-49

69.	We note that the revenue of your chemicals business is comprised of commodity products and specialty products. Please provide product line disclosures for this segment for all individual products (e.g. ethylene oxide) or groups of products (e.g. commodity products) that exceed 10% of total revenues. Please refer to paragraph 37 of SFAS 131.

Response

We have adjusted note 25 V j) to separate our sales of glycols from other chemical products´ sales. Glycols is the only one of our chemical products families that represents more than 10% of total sales. An important portion of our products could be classified as a commodity and a specialty chemical, depending on the use of such products by our customers. Therefore, we believe it is not possible to make an accurate distinction of sales between commodity and specialty chemicals.

Exhibits

70.

Please file all material contracts as required by Item 601 of Regulation S-K. For example, we note that you have not filed the new shareholders’ agreement discussed on page 90, the agreements between Ultragaz and the independent dealers discussed in the fourth full paragraph on page 59 and the take or pay agreement between Tequimar and CODEBA. Refer to Item 8 of Form F-1.

Response

The new shareholders’ agreement has been filed as an exhibit to a periodic filing on Form 6-K dated September 30, 2004. This agreement is being filed again with the F-1 Registration Statement along with English translations of the form of agreement between Ultragaz and independent dealers and the take or pay agreement between Tequimar and CODEBA.

EXHIBIT I

Reconciliation of net income to EBITDA

Ultrapar Participações S.A.

	As of December 31,
	2004	2003	2002	2001	2000
Net income	414.5	246.4	222.3	132.2	128.5
Minority interest	5.4	3.6	54.5	73.0	74.2
Equity in earnings (losses) of affiliated companies	—	0.5	1.7	(1.9)	(9.6)
Income and social contributions taxes	83.0	44.9	71.4	27.5	47.3
Non-operating (expenses) income, net	16.0	(1.0)	44.1	17.0	16.5
Financial income (expenses), net	45.0	57.2	(28.5)	31.1	(43.4)
Depreciation and amortization	172.7	146.9	121.8	102.4	90.8
Non-cash operating income included in “Operating income (expenses), net”	—	—	—	(8.8)	—
Adjusted EBITDA	736.6	498.5	487.3	372.5	304.3

EXHIBIT II

1.9.7 Economic measurement of EBITDA (Earnings before interest, tax, depreciation and amortization)

Publicly-held companies have recently been disclosing earnings before interest, tax, depreciation and amortization as a measurement that is parallel to the conventional ones presented in financial statements. This measurement has also been widely used as a type of cash flow for the company, for debt service purposes, and also related to a multiple for business valuation, among other uses.

Summary view of economic measurements based and not based on accounting standards, presented herein only to facilitate understanding of the text.

Revenues

Cost of Goods Sold

Gross profit	Economic measurement based on accounting standards

Sales expenses Administrative expenses

EBITDA – earnings before interest, tax, depreciation and amortization.	Economic measurement not based on accounting standards

Depreciation and amortization

EBIT – earnings before interest and tax	Economic measurement not based on accounting standards

Financial expenses (Interest)

Income from operations (after financial expenses)	Economic measurement based on accounting standards

Nonoperating income and expenses

Income before taxes on income

Taxes (on income: income and social contribution taxes)

Net income	Economic measurement based on accounting standards

The capital market’s representative entities have been observing that EBITDA information is being prepared and disclosed in a very peculiar manner by publicly-held companies, and differently from one company to another. This situation increases the difficulty of understanding both the formation of the amount presented as well as its integration or reconciliation with other amounts in the Statement of Income, in addition to the fact that it is not comparable. These measurements, therefore, are not directly extracted from the same structure of the statement of income built according to accounting standards and principles, but include and exclude amounts differently from what is established in these standards.

Measurements not based on accounting standards are defined as those that include or exclude amounts contrarily to what is established in economic measurements associated with the most directly comparable accounting standards. These adjustments intend to reflect management’s view concerning the generation of funds by the company, although they should also establish a relationship with the measurements established in accounting standards.

For example, when a company discloses a measurement similar to EBITDA, it should provide reconciliation with an economic measurement, based on the accounting standards, most directly comparable with Income from operations.

Under this generic structure, the reconciliation could, for instance, have the following format:

Income from operations

(+) financial expenses

(+) depreciation

(+/-) goodwill or negative goodwill amortization

(+) other amortizations

(=) Earnings before interest, tax, depreciation and amortization (EBITDA)

A reconciliation of this nature gives the reader of financial statements a clear idea of the calculation performed by management and the ability to explain the formation of the economic measurement and to compare with other companies.